SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)

                                 ICON CMT CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)

                                    450918107
                                -----------------
                                 (CUSIP Number)

Robert S. Woodruff                             Drake S. Tempest, Esq.
Qwest Communications                           O'Melveny & Myers LLP
  International Inc.                           Citicorp Center
1000 Qwest Tower                               153 East 53rd Street, 54th Floor
555 Seventeenth Street                         New York, New York  10022-4611
Denver, Colorado  80202                        (212) 326-2000
(303) 992-1400
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 13, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 21 Pages)

--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 450918107
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Qwest Communications International Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]

                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           6,572,172
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                         750,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,322,172
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                     [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         44.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                               Page 2 of 22 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Qwest 1998-I Acquisition Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]

                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           6,572,172
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                         750,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,322,172
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                               Page 3 of 22 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anschutz Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]

                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           6,572,172
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                         750,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,322,172
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                     [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         44.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                               Page 4 of 22 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anschutz Family Investment Company LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           6,572,172
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                         750,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,322,172
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         44.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                               Page 5 of 22 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip F. Anschutz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [X]

                                                                     (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           6,572,172
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                         750,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,322,172
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         44.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                               Page 6 of 22 Pages

ITEM 1.  SECURITY AND THE ISSUER

         The title of the class of equity securities to which this statement relates is:

         Common Stock, $.001 par value ("COMPANY COMMON
         STOCK"), of Icon CMT Corp., a Delaware corporation
         (the "COMPANY").

         The name of the issuer and address of its principal executive offices are:

         Icon CMT Corp.
         1200 Harbor Boulevard
         Weehawken, NJ  07087


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of Qwest Communications International Inc., a Delaware corporation ("QWEST"), Qwest 1998-I Acquisition Corp., a Delaware corporation ("QWEST SUBSIDIARY"), Anschutz Company, a Delaware corporation ("ANSCO"), Anschutz Family Investment Company LLC, a Colorado limited liability company ("ANSLLC"), and Philip F. Anschutz ("ANSCHUTZ"). Anschutz may be deemed to control Qwest, Qwest Subsidiary and AnsCo, as he is the sole beneficial owner of the capital stock of AnsCo, which in turn is the beneficial owner of approximately 53.3% of the outstanding shares of common stock, par value $.01 per share (the "QWEST COMMON STOCK"), of Qwest, including 8,600,000 shares of Qwest Common Stock issuable upon the exercise of a warrant granted to AnsLLC, and Qwest in turn is the sole beneficial owner of the capital stock of Qwest Subsidiary. Qwest, Qwest Subsidiary, AnsCo, AnsLLC and Anschutz are collectively referred to as the "REPORTING PERSONS".

         The principal business address of Qwest and Qwest Subsidiary is 1000 Qwest Tower, 555 Seventeenth Street, Denver, Colorado 80202. The principal business address of Anschutz, AnsCo and ANSLLC is 2400 Qwest Tower, 555 Seventeenth Street, Denver, Colorado 80202. Anschutz is a citizen of the United States of America.

         During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations


                               Page 7 of 22 Pages
of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

         Qwest is a multimedia communications company, providing voice, video and data transmission services. It constructs and installs fiber optic communications systems for interexchange carriers and other communications entities and for its own network use. Qwest Subsidiary has been organized to effect the Merger (as defined in Item 4 below).

         Anschutz and AnsCo are principally engaged, directly or indirectly, in railroad transportation, communications, natural resources, real estate and sports entertainment.

         AnsLLC is principally engaged in making investments.

         Qwest and Qwest Subsidiary constitute, and are filing this statement, as a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "EXCHANGE ACT"). Anschutz, AnsLLC and AnsCo constitute, and are filing this statement, as a "group", within such meaning. The Reporting Persons do not otherwise constitute, and are not filing this statement, as a "group", within such meaning.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Qwest will acquire all the issued and outstanding shares of Company Common Stock in the Merger without the payment of any consideration, except with respect to payments by Qwest in lieu of the issuance of fractional shares of Qwest Common Stock in the Merger (as defined in Item 4 below).

         No payments are required to be made by the Reporting Persons in connection with the Voting Agreements (as defined in Item 4 below).

         Payments that may be made by Qwest in connection with the Series Q Warrants (as defined in Item 4 below) or the Option Agreements (as defined in Item 4 below) would be made from Qwest's working capital.


                               Page 8 of 22 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         On September 13, 1998, the Company, Qwest and Qwest Subsidiary entered into a definitive Agreement and Plan of Merger dated as of September 13, 1998 (the "MERGER AGREEMENT"), providing for a merger (the "MERGER") that will result in the Company becoming a wholly-owned subsidiary of Qwest. The Company and Qwest intend that the Merger qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"). Terms not otherwise defined have the meanings assigned in the Merger Agreement.

         A copy of the press release dated September 14, 1998 of Qwest (the "PRESS RELEASE") has been filed with the Securities and Exchange Commission (the "COMMISSION") by Qwest as Exhibit 99.1 to the Current Report on Form 8-K of Qwest dated September 13, 1998. A copy of the Merger Agreement has been filed with the Commission by the Company as Exhibit 2.1 to the Current Report on Form 8-K of the Company dated September 13, 1998. The Merger Agreement and the Press Release are hereby incorporated herein by reference as Exhibits 99.1 and 99.2, respectively. The following description of the Merger Agreement is qualified by reference to the Merger Agreement incorporated herein by reference.

         GENERAL. The Merger Agreement provides for the merger of Qwest Subsidiary with and into the Company, pursuant to which all outstanding shares of Company Common Stock shall cease to be outstanding and shall be converted into the right to receive that number of shares of Qwest Common Stock equal to the Exchange Ratio (as defined below) (the "MERGER CONSIDERATION"). The "EXCHANGE RATIO" is determined as follows:

  (i) if the Average Market Price (as defined below) is equal to a price that is not more than $37.50 or less than $27.00, the Exchange Ratio shall be equal to (x) $12.00 divided by (y) the Average Market Price;

  (ii) if the Average Market Price is more than $37.50, the Exchange Ratio shall be equal to 0.3200; and

 (iii) if the Average Market Price is less than $27.00, the Exchange Ratio shall be equal to 0.4444.

         For purposes of the Merger Agreement, the term "AVERAGE MARKET PRICE" means the average (rounded to the nearest 1/10,000) of the daily volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Qwest Common Stock on The Nasdaq Stock Market's National Market, as reported by Bloomberg Financial Markets (or such


                               Page 9 of 22 Pages
other source as the parties shall agree in writing), for each of the 15 consecutive trading days ending on the trading day that is three Business Days (as defined in the Merger Agreement) before the date of the Company Stockholder Meeting (as defined in the Merger Agreement).

         The Merger Agreement provides for agreements by Scott A. Baxter, President and Chief Executive Officer of the Company, Richard M. Brown, Vice President -- Information Technologies of the Company, and Scott Harmolin, Senior Vice President -- Senior Technology Officer of the Company (collectively, the "PRINCIPAL STOCKHOLDERS"), who beneficially own 6,572,172 shares of Company Common Stock, or approximately 41.3% of the outstanding shares of Company Common Stock as of September 13, 1998, to enter into the Option Agreements, the Voting Agreements and the Stockholder Agreements, substantially on the terms set forth below. The Merger Agreement also contains the terms and conditions of the Qwest Credit Facility and provides for the issuance of Series Q Warrants to Qwest with registration rights granted pursuant to a Registration Rights Agreement, substantially on the terms set forth below. In addition, the Merger Agreement provides for Qwest and the Company to enter into the Qwest Private Line Service Agreement pursuant to which Qwest will provide certain services to the Company. The Merger Agreement, the Option Agreements, the Voting Agreements, the Qwest Credit Facility, the Qwest Private Line Services Agreement and all other instruments and documents executed and delivered by any person in connection with the conclusion of one or more of the transactions contemplated by the Merger Agreement are collectively referred to as the "TRANSACTION DOCUMENTS."

         On September 13, 1998, the Board of Directors of the Company by resolution (the "BOARD APPROVAL") unanimously (a) determined that the Merger Agreement and the Merger are in the best interests of the Company and its stockholders, (b) approved the Merger Agreement and the Merger and determined that the Merger Agreement and the Merger are advisable, (c) determined that the other Transaction Documents and the other transactions undertaken pursuant to, or otherwise contemplated by, the Transaction Documents (the "TRANSACTIONS") are in the best interests of the Company and its stockholders and approved such other Transaction Documents and Transactions and (d) recommended that the stockholders of the Company approve the Merger Agreement and the Merger. Donaldson, Lufkin & Jenrette Securities Corporation delivered to the Board of Directors of the Company its written opinion to the effect that, as of September 13, 1998, the Merger Consideration to be received by the holders of Company Common Stock (other than holders of Company Common Stock who are Affiliates of the Company)


                               Page 10 of 22 Pages
pursuant to the Merger Agreement is fair to such stockholders from a financial point of view.

         MERGER AGREEMENT. The Merger Agreement contains customary representations, warranties, covenants and agreements of the parties. The Merger Agreement also contains customary conditions to the obligations of the parties to effect the Merger, including (1) the approval of the Merger Agreement and the Merger by holders of a majority of the outstanding shares of Company Common Stock, (2) receipt of all necessary regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and
(3) the delivery to the Company of an opinion of the independent counsel of the Company to the effect that the Merger will constitute a tax-free reorganization under Section 368(a) of the Code and that Qwest and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

         The Merger Agreement provides for the closing of the Merger (the "CLOSING") to occur on the Business Day (as defined in the Merger Agreement) following the date on which all the conditions precedent to the obligations of the parties under the Merger Agreement with respect thereto (other than the conditions that, by their terms, cannot be satisfied until the Closing Date) shall have been satisfied or waived, as the case may be, or such later date as the parties may agree.

         In addition, the Merger Agreement contains (a) covenants of the Company and Qwest to prepare a proxy statement and registration statement, respectively, with respect to the approval of the Merger Agreement and the Merger, and (b) covenants of the Company (1) to call and convene the Company Stockholders Meeting (as defined in the Merger Agreement) to consider the approval of the Merger Agreement and the Merger and (2) to submit the Merger Agreement and the Merger to the stockholders of the Company whether or not the Board of Directors of the Company determines that the Merger Agreement and the Merger are no longer advisable and recommends that the stockholders of the Company reject the Merger Agreement and the Merger.

         The Merger Agreement does not permit the Company and its subsidiaries, and their respective officers, directors, employees, financial advisors or other representatives of the Company, to (a) enter into any agreement or other arrangement with respect to any Business Combination Transaction (other than the Transactions) or publicly announce any such intention, (b) solicit, initiate or encourage any inquiry or the making of any proposal which is or could lead to a proposal with respect to a Business


                               Page 11 of 22 Pages

Combination Transaction (other than the Transactions), (c) continue or participate in any activities or negotiations regarding the foregoing or furnish to any other person any information regarding the Company's business, properties, operations, prospects or condition (financial or otherwise) or cooperate or assist in any effort or attempt by any other person to do the foregoing, or (d) recommend that the stockholders accept or approve any Business Combination Transaction (other than the Transactions), modify or amend the Board Approval in a materially adverse manner to Qwest or withdraw the Board Approval, in each case except as provided in the following paragraph.

         With respect to any person who has made an unsolicited, bona fide written proposal with respect to a Business Combination Transaction, the Merger Agreement permits the officers, directors, employees, financial advisors or other representatives of the Company to (1) furnish information concerning the Company's business, properties, operations, prospects or condition (financial or otherwise) to such person or engage in negotiations with such person, (2) disclose to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act (as defined in the Merger Agreement), (3) modify or withdraw the Board Approval, and (4) following payment of certain amounts then owed by the Company to Qwest under the Merger Agreement, as summarized below, terminate the obligations of the parties pursuant to the Merger Agreement in order to enter into an agreement with such person to effect a Superior Proposal (as defined below), in each case if the Company or its officers, directors, employees, financial advisors or other representatives comply with the following requirements. The Company or the Board of Directors, as the case may be, (A) may take any action referred to in clause (3) or (4) of the preceding sentence if the written proposal with respect to which the action is taken satisfies each of the requirements of a Superior Proposal as set forth in the Merger Agreement,
(B) may furnish to such person any information or engage in the negotiations or discussions, in each case as referred to in clause (1) of the preceding sentence only if the Board of Directors of the Company shall have determined in good faith that such written proposal is reasonably likely to be a Superior Proposal and shall have furnished Qwest and Qwest Subsidiary such information and (C) may take any action referred to in clauses (1), (2) and (3) of the preceding sentence only if the Board of Directors shall have informed Qwest and Qwest Subsidiary by written notice of its intention to take such action. In no event may the Company or the Board of Directors of the Company take any action referred to in the preceding clauses (1), (3) and (4) if the Company Stockholders Meeting shall have occurred.


                               Page 12 of 22 Pages

         For purposes of the Merger Agreement, the term "BUSINESS COMBINATION TRANSACTION" means, with respect to any person and its subsidiaries, whether concluded or intended to be concluded in one transaction or a series of related transactions, each of the following: (a) the acquisition from any of such person and its subsidiaries, or from any holder thereof, of any equity securities of any of such person and its subsidiaries as a result of which the holders of equity securities of any of such person and its subsidiaries immediately before such transaction or series of transactions would beneficially own less than 80% of the equity securities of such person or such subsidiary, as the case may be, issued and outstanding immediately after such transaction or series of transactions; (b) the merger or consolidation of any of such person and its subsidiaries with or into any person other than such person or its wholly-owned subsidiary; (c) the transfer of a substantial portion of the assets of any of such person and its subsidiaries to any person or Group other than such person or its wholly-owned subsidiary; or (d) any transaction (whether or not any of such person and its subsidiaries shall be a party thereto) as a result of which a majority of the members of the board of directors, or similar officials, of such person or such subsidiary would not be persons who on the day after the closing date of such transaction were members of the board of directors, or similar officials, or who were nominated for election or elected with the approval of a majority of the directors, or similar officials, who were directors, or similar officials, on that date or whose nomination or election was previously so approved.

         For purposes of the Merger Agreement, the term "SUPERIOR PROPOSAL" means (A) a written proposal for (i) the acquisition from the Company or any holder thereof of equity securities of the Company as a result of which the holders of shares of Company Common Stock immediately before such transaction or series of transactions would beneficially own less than 40% of the shares of Company Common Stock issued and outstanding immediately after such transaction or series of transactions, (ii) the merger or consolidation of the Company with or into any person other than a wholly-owned subsidiary of the Company or (iii) the transfer of all or substantially all the assets of the Company and its subsidiaries and (B) with respect to such written proposal after the Board of Directors of the Company shall have concluded in good faith that (i) based on the advice of a financial advisor of nationally recognized reputation, taking into account the terms and conditions of such proposed Business Combination Transaction and the Merger Agreement respectively, all other legal, financial, regulatory and other aspects of such proposed Business Combination Transaction and the Merger, and respectively, the identity of the person making such written proposal, (a) such proposed


                               Page 13 of 22 Pages

Business Combination Transaction is reasonably capable of being completed and would, if completed, result in a transaction more favorable to the Company and its stockholders, other than the Principal Stockholders, from a financial point of view than would the Merger and (b) financing for such proposed Business Combination Transaction, to the extent required, is then committed by a financial institution or other source able to provide such financing and (ii) based on the advice of independent counsel for the Company, the failure to take such action would breach its fiduciary duties to the stockholders of the Company, other than the Principal Stockholders.

         The Merger Agreement permits each of the parties to terminate the parties' respective obligations to effect the Merger as follows: (a) by agreement of the parties; (b) by the Company, on or after the date that is six months after the date of this Merger Agreement, if the Closing shall then not have occurred for any reason other than the breach or violation by the Company, in any material respect, of any of its representations, warranties, covenants and agreements set forth in the Merger Agreement (a "COMPANY BREACH") and a Company Breach shall then not have occurred and be continuing and the Company shall have paid in full to Qwest and Qwest Subsidiary all amounts then owed to Qwest and Qwest Subsidiary in connection with the termination of the Merger Agreement, as described below; (c) by Qwest or Qwest Subsidiary, on or after the date that is six months after the date of this Merger Agreement, if the Closing shall then not have occurred for any reason other than the breach or violation by Qwest or Qwest Subsidiary, in any material respect, of any of their representations, warranties, covenants and agreements set forth in the Merger Agreement (a "QWEST BREACH") and the Qwest Breach shall then not have occurred and be continuing; (d) by the Company, on or after the date that is four months after the date of this Merger Agreement, if a Qwest Breach shall then have occurred and be continuing and a Company Breach shall then not have occurred and be continuing; (e) by Qwest or Qwest Subsidiary, on or after the date that is four months after the date of this Merger Agreement, if a Company Breach shall have occurred and be continuing and a Qwest Breach shall then not have occurred and be continuing; (f) by the Company, on or after the date of the Company Stockholders Meeting, if the stockholders of the Company shall not have approved the Merger Agreement and the Merger and the Company shall have paid in full to Qwest and Qwest Subsidiary all amounts then owing to Qwest and Qwest Subsidiary in connection with the termination of the Merger Agreement, as described below;
(g) by Qwest or Qwest Subsidiary, on or after the date of the Company Stockholders Meeting, if the stockholders of the Company do not approve the Merger Agreement and the Merger; (h) by Qwest or Qwest Subsidiary, pursuant to, in general, the authorization,


                               Page 14 of 22 Pages
recommendation or proposal by the Board of Directors of the Company of (or the public announcement of its intention to authorize, recommend or propose) an agreement with respect to a Business Combination Transaction with a person other than Qwest or Qwest Subsidiary, the recommendation by the Board that the stockholders of the Company accept or approve any such Business Combination Transaction or the failure by the Board to timely publicly confirm the Board Approval in response to a tender offer or exchange offer for the Company Common Stock; (i) by the Company, pursuant to the determination of the Board of Directors of the Company that an unsolicited, bona fide written proposal made by any person with respect to a Business Combination Transaction is a Superior Proposal and the Company complies with the requirements of the Merger Agreement with respect to such Business Combination Transaction and (j) by Qwest or Qwest Subsidiary, if there shall have occurred a Business Combination Transaction (other than the Transactions). The date of the termination of the Merger Agreement pursuant to any of these provisions is referred to as the "TERMINATION DATE".

         The Merger Agreement provides that, upon or following the termination of the obligations of the parties under certain circumstances to effect the Merger, the Company shall pay to Qwest a termination fee in the amount of $7,000,000 as follows (1) in connection with the termination of the obligations of the parties or of the Merger Agreement pursuant to any of clauses (f), (g),
(h), (i) and (j) of the paragraph above, or, (2) if (A) the Company or Qwest shall terminate the obligations of the parties or the Merger Agreement pursuant to clauses (b) and (c) of the paragraph above, (B) at any time after the date of this Agreement and at or before the time of such termination there shall exist a proposal for a Business Combination Transaction with respect to any of the Company and its subsidiaries (or the public announcement of a third party to commence or of its intention to pursue or engage in such a transaction) and (C) within 12 months of such termination, the Company enters into a definitive agreement with any third party with respect to a Business Combination Transaction with respect to any of the Company and its subsidiaries or such a transaction is consummated.

         The Merger Agreement provides that, if a Business Combination Transaction (other than the Transactions) with respect to any of the Company and its subsidiaries shall be consummated within 12 months following the termination of obligations of the parties under the Merger Agreement (other than pursuant to the termination of the Merger Agreement by the Company, on or after the date that is four months after the date of the Merger Agreement, if a Breach by Qwest shall then have occurred and be continuing and a Breach by Company


                               Page 15 of 22 Pages
shall then not have occurred or be continuing), the Company and its subsidiaries shall purchase from one or more of Qwest and its subsidiaries products and services (including tariff and non-tariff services and facilities) selected by the Company in its sole discretion that are generally offered for sale by Qwest or such subsidiary, at the prices and on the terms and conditions generally offered by Qwest or such subsidiary from time to time during such period to customers of similar products and services at similar volume and commitment levels, for an aggregate purchase price equal to (A) $30,000,000 less (B) the aggregate purchase price for products and services purchased by the Company and its subsidiaries from any of Qwest and its subsidiaries from the Termination Date to the date of the consummation of such Business Combination Transaction, PROVIDED that purchases pursuant to commitments or agreements in existence on such date of consummation that were made by the other parties to such Business Combination Transaction and their respective Affiliates (as defined in the Merger Agreement) shall not be included in determining whether the Company shall have satisfied its obligation under this paragraph. The Company shall purchase the products and services referred to in the preceding sentence within a period of months following such date of consummation that is equal to (A) 12 months less (B) the quotient obtained by dividing 2 into the number of whole months (determined as periods of 30 or 31 consecutive days, as appropriate) that shall have elapsed between the Termination Date and such date of consummation. On such date of the consummation of the Business Combination Transaction, and as a condition to such consummation, the Company shall pay to Qwest a portion of the amount determined pursuant to the first sentence of this paragraph that is equal to (A) $2,500,000 times the number of whole months (determined as periods of 30 or 31 consecutive days, as appropriate) that shall have elapsed between the Termination Date and such date of consummation less (B) the aggregate purchase price for products and services purchased from any of Qwest and its subsidiaries from the Termination Date to such date of consummation.

         OPTION AGREEMENTS. Contemporaneously with the execution of the Merger Agreement, Qwest entered into option agreements with each of the Principal Stockholders (each such agreement, an "OPTION AGREEMENT"). The form of the Option Agreements is attached as Exhibit A to the Merger Agreement and is incorporated by reference herein. The following description of the Option Agreements is qualified by reference to Exhibit A to the Merger Agreement incorporated herein by reference.

         The Option Agreement with each Principal Stockholder provides for, among other things, (a) the grant by such Principal Stockholder to Qwest of an option to


                               Page 16 of 22 Pages
acquire all of the shares of Company Common Stock beneficially owned by such Principal Stockholder (collectively, the "OPTION SHARES") at a purchase price of $12.00 per share. The option may be exercised in whole or in part, at any time, by delivery by Qwest to the Principal Stockholder (no earlier than in connection with the consummation of an Alternative Transaction following the occurrence of an Option Trigger and no later than the date that is the first anniversary of the commencement of the option) of written notice (the "EXERCISE NOTICE") stating that Qwest is exercising the option in respect of the number of Option Shares specified therein. In connection with the delivery of an Exercise Notice, and in lieu of acquiring any Option Shares, Qwest may elect, in its sole discretion, to require Principal Stockholder to repurchase the option, or portion thereof, with respect to the Option Shares specified in the Exercise Notice for cash in an amount equal to the excess of the consideration per Option Share that would be received by the Principal Stockholder in the Alternative Transaction pursuant to which the option may be exercised over $12.00.

         Each Option Agreement also contains certain restrictions on the voting and the sale or other transfer of such Option Shares. The voting restrictions will terminate on the later of the day following the Termination Date under the Merger Agreement and payment in full by the Company of all amounts then owing to Qwest and Qwest Subsidiary in connection with the termination of the Merger Agreement, as described above.

         For purposes of each Option Agreement, the term "OPTION TRIGGER" means the first to occur of (1) the termination or purported termination of the Merger Agreement or the obligations of the parties thereunder, in any case without the prior written approval of Qwest, (2) the time of the occurrence or existence of any event or circumstance that would entitle any party to the Merger Agreement to exercise its right to terminate certain obligations of the parties thereunder pursuant to Section 9.1 of the Merger Agreement, (3) the public announcement (or written communication that is or becomes the subject of public disclosure) of a bona fide proposal by any person (other than Qwest or any Affiliate of, or any person acting in concert with, Qwest) with respect to a Business Combination Transaction (other than the Transactions) with respect to any of Icon and its Subsidiaries, and (4) the occurrence of a breach by any Principal Stockholder of any obligation under an Option Agreement or a Voting Agreement.

         For  purposes  of  each  Option   Agreement,   the  term   "ALTERNATIVE
TRANSACTION" means, whether concluded or intended to be concluded in one transaction or a series of


                               Page 17 of 22 Pages
transactions (other than the Transactions), (1) the acquisition from Icon or any holder thereof of Equity Securities of Icon (as defined in the Merger Agreement) as a result of which the holders of shares of Icon Common Stock immediately before such transaction or series of transactions would beneficially own less than 40% of the shares of Icon Common Stock issued and outstanding immediately after such transaction or series of transactions, (2) the acquisition of shares of Icon Common Stock from the Principal Stockholder and transferees of shares of Icon Common Stock pursuant to the Option Agreement as a result of which the Principal Stockholder and such transferees would beneficially own in the aggregate less than 50% of the shares of Icon Common Stock beneficially owned by the Principal Stockholder and such transferees in the aggregate immediately before such transaction or series of transactions, (3) the merger or consolidation of Icon with or into any person other than a Wholly-Owned Subsidiary or (4) the transfer of all or substantially all the assets of Icon and its Subsidiaries.

         VOTING AGREEMENTS. Contemporaneously with the execution of the Merger Agreement, Qwest entered into voting agreements and proxies with the Principal Stockholders (each such agreement and proxy, a "VOTING AGREEMENT"). The form of the Voting Agreements is attached as Exhibit B to the Merger Agreement and is incorporated by reference herein. The following description of the Voting Agreements is qualified by reference to Exhibit B to the Merger Agreement incorporated herein by reference.

         The Voting Agreement with each Principal Stockholder provides for, among other things, (1) the obligation of the Principal Stockholder to vote all the shares of Company Common Stock beneficially owned by such Principal Stockholder to approve the Merger Agreement and the Merger, against any action or agreement that would result in a breach of the Merger Agreement or impede or delay the conclusion of the Transactions or materially reduce the benefits of the Transactions to Qwest or Qwest Subsidiary and against any Business Combination Transaction (other than the Transactions), (2) the grant by the Principal Stockholder to Qwest of an irrevocable proxy in connection therewith,
(3) certain other restrictions on the sale or other transfer of such shares of Company Common Stock, (4) certain restrictions on such Principal Stockholder with respect to Business Combination Transactions (other than the Transactions) with respect to any of the Company and its subsidiaries and (5) the obligation of the Principal Shareholder to execute and deliver a Stockholder Agreement or before the Closing of the Merger. Each Voting Agreement will terminate on the later of the day following the Termination Date under the Merger Agreement and payment in full by the Company of all amounts then owing to Qwest and Qwest Subsidiary in connection with


                               Page 18 of 22 Pages
the termination of the Merger Agreement, as described above.

         STOCKHOLDERS AGREEMENTS. At or before the closing under the Merger Agreement, Qwest will enter into stockholder agreements with the Principal Stockholders (each such agreement, a "STOCKHOLDER AGREEMENT"). The form of the Stockholder Agreements is attached as Exhibit C to the Merger Agreement and is incorporated by reference herein. The following description of the Stockholder Agreements is qualified by reference to Exhibit C to the Merger Agreement incorporated herein by reference.

         The Stockholder Agreement with each Principal Shareholder will provide for certain restrictions on the sale or other transfer by such Principal Stockholder of the shares of Qwest Common Stock to be received by such Principal Shareholder in the Merger (as such shares may be adjusted in the event of any change in the capital stock of Qwest by reason of stock dividends, split-ups, reverse split-ups, mergers, recapitalizations, subdivisions, conversions, exchanges of shares or the like).

         QWEST CREDIT FACILITY. Contemporaneously with the execution of the Merger Agreement, Qwest committed to lend to the Company up to $15,000,000 in the aggregate (the "TERM LOAN"), subject to the execution of definitive loan and security documentation, in the form and substance satisfactory to the Company and Qwest (collectively, the "QWEST CREDIT FACILITY"). The Company and Qwest agreed to use reasonable best efforts to negotiate and enter into definitive loan and security documentation, as soon as practicable but in any event by October 7, 1998. A binding agreement with respect to the Qwest Credit Facility and the Term Loan will result only from the execution of such definitive documentation and in each case subject to the terms and conditions stated therein and in the Merger Agreement. The terms and conditions of the Qwest Credit Facility are attached as Exhibit D to the Merger Agreement and are incorporated by reference herein. The following description of the Qwest Credit Facility is qualified by reference to Exhibit D to the Merger Agreement incorporated herein by reference.

         The initial availability date of the Term Loan will be January 31, 1999. Pursuant to the terms and conditions of the Qwest Credit Facility, the Company may borrow up to $15,000,000 of which (i) up to an amount equal to the principal amount of the indebtedness outstanding under the Company Credit Facilities (as defined in the Merger Agreement), but no more than $10,000,000, may be borrowed on the initial funding date and (ii) up to $2,000,000 may be borrowed upon five days' notice in one advance during each calendar month thereafter. The proceeds of the Term Loan


                               Page 19 of 22 Pages
will be applied to (a) repay the indebtedness outstanding under the Company Credit Facilities (as defined in the Merger Agreement), (b) pay indebtedness owed under the Access Agreement (as defined in the Merger Agreement), (c) acquire equipment and (d) pay general corporate expenses. The maturity date of the Term Loan will be January 31, 2000. Before the occurrence of a Material Adverse Condition, interest on the Term Loan will be at a floating rate equal to the rate published in THE WALL STREET JOURNAL from time to time as the Prime Rate ("PRIME"), plus 1.00%. After the occurrence of a Material Adverse Condition, the interest rate will be at a floating rate equal to Prime PLUS 8.00%. The term "MATERIAL ADVERSE CONDITION" means a material adverse effect on the business, properties, operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole.

         WARRANTS; REGISTRATION RIGHTS AGREEMENT. Contemporaneously with the execution of the Merger Agreement, the Company issued to Qwest warrants to purchase 750,000 shares of Company Common Stock (the "SERIES Q WARRANTS"), exercisable at $12.00 per share for 10 years with registration rights granted pursuant to a registration rights agreement (the "REGISTRATION RIGHTS
AGREEMENT"). The forms of the Series Q Warrants and the Registration Rights Agreement are attached as Exhibits E and F, respectively, to the Merger Agreement and are incorporated by reference herein. This description of the Series Q Warrants and the Registration Rights Agreement is qualified by reference to Exhibits E and F, respectively, to the Merger Agreement incorporated herein by reference.

         PRIVATE LINE SERVICE AGREEMENT. Contemporaneously with the execution of the Merger Agreement, the Company and Qwest entered into a private line services agreement, under which Qwest will provide to the Company telecommunications capacity and related ancillary services, and a related master collocation license agreement.

         Qwest cautions that the Press Release describing the Merger contains forward-looking statements that include, among others, (i) statements by Qwest concerning the benefits expected to result from certain business activities and transactions, (ii) Qwest's plans to complete the Qwest Network, an approximately 18,450 route-mile, coast-to-coast, technologically advanced fiber optic communications network, and (iii) other statements by Qwest of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Qwest cautions the reader that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory environment, and trend projections, that could cause actual events or results to differ materially from those expressed


                               Page 20 of 22 Pages
or implied by the statements. Such risks and uncertainties include those risks, uncertainties and risk factors identified, among other places, in documents filed with Securities and Exchange Commission. The most important factors that could prevent Qwest from achieving its stated goals include, but are not limited to, (a) failure by Qwest to construct the Qwest Network on schedule and on budget, (b) failure by Qwest to maintain all necessary rights-of-way, (c) intense competition in Qwest's communications services markets, (d) rapid and significant changes in technology and markets, (e) dependence on new product development, (f) operating and financial risks related to managing rapid growth, integrating acquired businesses, being highly leveraged and sustaining operating cash deficits and (g) adverse changes in the regulatory environment. These cautionary statements should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by Qwest or persons acting on its behalf. Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after September 14, 1998 or to reflect the occurrence of unanticipated events.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Pursuant to the Option Agreements and the Voting Agreements, the Reporting Persons may be deemed to share the power to vote 6,572,172 shares of Company Common Stock in the aggregate, which shares constitute approximately 41.3% of all outstanding shares of Company Common Stock as of September 13, 1998.

         The Reporting Persons may be deemed to share the ownership of 750,000 shares of Company Common Stock pursuant to Qwest's right to exercise the Series Q Warrants.

         Pursuant to the foregoing, the Reporting Persons may be deemed to beneficially own in the aggregate 7,322,172 shares of Company Common Stock, which shares constitute approximately 44.0% of the shares of Company Common Stock outstanding as of September 13, 1998.

         Qwest intends to acquire control over the Company pursuant to the Transaction Documents. If the Merger is effected, Qwest will acquire all the outstanding shares of capital stock of the Company.


                               Page 21 of 22 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         Reference is made to Item 4 above and the exhibits incorporated herein by reference for a description of the Merger Agreement, the Option Agreements, the Voting Agreements, the Stockholders Agreements, the Qwest Credit Facility, the Series Q Warrants and the Registration Rights Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Schedule A        Additional Information Required by Item 2 of Schedule
                           13D.

         Exhibit 99.1 Agreement and Plan of Merger dated as of September 13, 1998 among Icon CMT Corp, Qwest Communications International Inc. and Qwest 1998-I Acquisition Corp.(1)

         Exhibit 99.2 Press release of Qwest Communications International Inc. and dated September 14, 1998.(2)




-------------
   (1) Filed as Exhibit 2.1 to the Current Report on Form 8-K of Icon CMT Corp. dated September 13, 1998 and filed with the Commission on September 16, 1998, and incorporated herein by reference.

   (2) Filed as Exhibit 99.1 to the Current Report on Form 8-K of Qwest Communications International Inc. dated September 13, 1998 and filed with the Commission on September 16, 1998, and incorporated herein by reference.


                               Page 22 of 22 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 18, 1998
Date


QWEST COMMUNICATIONS INTERNATIONAL INC.



By: /s/ JOSEPH T. GARRITY
   ---------------------------------
        Joseph T. Garrity
        Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 18, 1998
Date


QWEST 1998-I ACQUISITION CORP.



By: /s/ JOSEPH T. GARRITY
   -------------------------------
        Joseph T. Garrity
        Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 18, 1998
Date


ANSCHUTZ COMPANY



By: /s/ PHILIP F. ANSCHUTZ
   --------------------------------
        Philip F. Anschutz
        Chairman and
        Chief Executive Officer



ANSCHUTZ FAMILY INVESTMENT COMPANY LLC

By:      ANSCHUTZ COMPANY,
         its Manager



         By: /s/ PHILIP F. ANSCHUTZ
            ------------------------------
                 Philip F. Anschutz
                 Chairman and
                 Chief Executive Officer

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 18, 1998
Date



By: /s/ PHILIP F. ANSCHUTZ
   ------------------------------
        Philip F. Anschutz

                                  EXHIBIT INDEX


         Schedule A                 Additional Information Required by Item 2 of
                                    Schedule 13D.

         Exhibit 99.1 Agreement and Plan of Merger dated as of September 13, 1998 among Icon CMT Corp., Qwest Communications International Inc. and Qwest 1998-I Acquisition Corp.(1)

         Exhibit 99.2               Press   release   of  Qwest   Communications
                                    International  Inc. and Icon CMT Corp. dated
                                    September 14, 1998.(2)

---------------
    (1) Filed as Exhibit 2.1 to the Current Report on Form 8-K of Icon CMT Corp. dated September 13, 1998 and filed with the Commission on September 16, 1998, and incorporated herein by reference.

    (2) Filed as Exhibit 99.1 to the Current Report on Form 8-K of Qwest Communications International Inc. dated as of September 13, 1998 and filed with the Commission on September 16, 1998, and incorporated herein by reference.


                                     Ex. - 1

                                   SCHEDULE A

         Additional information required by Item 2 of Schedule 13D.

1. QWEST COMMUNICATIONS INTERNATIONAL INC. Set forth below is the name and business address of each executive officer or director of Qwest. Each of such persons is a citizen of the United States of America.


DIRECTORS

                        PRINCIPAL OCCUPATION/
NAME                    TITLE                             ADDRESS
----                    ------------------------------    -------

Philip F. Anschutz      Chairman,                         The Anschutz Corporation
                        Qwest Communications              2400 Qwest Tower
                          International Inc.              555 17th Street
                        Chairman,                         Denver, CO  80202
                        Anschutz Company and The
                          Anschutz Corporation

Joseph P. Nacchio       President and CEO,                Qwest Communications
                        Qwest Communications                International Inc.
                          International Inc.              1000 Qwest Tower
                                                          555 17th Street
                                                          Denver, CO  80202

Robert S. Woodruff      Executive Vice President -        Qwest Communications
                          Finance and CFO,                  International Inc.
                        Qwest Communications              1000 Qwest Tower
                          International, Inc.             555 17th Street
                                                          Denver, CO  80202

Jordan L. Haines        Director,                         75-125 Huron Drive
                        Qwest Communications              Indian Wells, CA  92210
                         International Inc.

Cannon Y. Harvey        President,                        The Anschutz Corporation
                        Anschutz Company and The          2400 Qwest Tower
                          Anschutz Corporation            555 17th Street
                                                          Denver, CO  80202

Richard T. Liebhaber    Director,                         1100 Chain Bridge Road
                        Qwest Communications              McLean, VA  22101-2213
                         International Inc.

Douglas L. Polson       Vice President - Finance,         The Anschutz Corporation
                        Anschutz Company and The          2400 Qwest Tower
                          Anschutz Corporation            555 17th Street
                                                          Denver, CO  80202

Craig D. Slater         Vice President,                   The Anschutz Corporation
                        Anschutz Company and The          2400 Qwest Tower
                          Anschutz Corporation            555 17th Street
                                                          Denver, CO  80202

W. Thomas Stephens      President and Chief               3333 E. Platte Avenue
                         Executive Officer,               Littleton, CO  80121
                        MacMillan Bloedel Ltd.


                                  Sched. A - 1

Douglas M. Karp         Managing Director -             E.M. Warburg, Pincus & Co.,
                        E.M. Warburg, Pincus & Co.,     LLC
                        LLP                             466 Lexington Avenue
                                                        10th Floor
                                                        New York, NY  10017

Vinod Khosla            General Partner -               Kleiner Perkins Caufield &
                        Kleiner Perkins Caufield &      Byers
                        Byers                           2750 Sand Hill Road
                                                        Menlo Park, CA  94025

H. Brian Thompson       Vice Chairman -                 Qwest Communications
                        Qwest Communications            International Inc.
                        International Inc.              4250 North Fairfax Drive
                                                        Arlington, Virginia  22203

Roy A. Wilkens          Former Founder and CEO of       P.O. Box 510
                        WilTel and Consultant           Emory, TX  75440


EXECUTIVE OFFICERS

                           PRINCIPAL OCCUPATION/
NAME                       TITLE                              ADDRESS
----                       ------------------------           -------

Gregory M. Casey           Senior Vice President -            Qwest Communications
                             Broadband Capacity,                International Inc.
                           Qwest Communications               1000 Qwest Tower
                             Corporation                      555 17th Street
                                                              Denver, CO  80202

Stephen M. Jacobsen        Executive Vice President -         Qwest Communications
                             Marketing and Strategic          International Inc.
                             Accounts                         1000 Qwest Tower
                           Qwest Communications               555 17th Street
                             Corporation                      Denver, CO  80202

A. Dean Wandry             Senior Vice President -            Qwest Communications
                             Government Markets and           International Inc.
                             Fiber Sales,                     1000 Qwest Tower
                            Qwest Communications              555 17th Street
                            Corporation                       Denver, CO  80202

Nayel S. Shafei            Executive Vice President -         Qwest Communications
                             Product Development              International Inc.
                             and Architecture,                1000 Qwest Tower
                           Qwest Communications               555 17th Street
                             Corporation                      Denver, CO  80202

August B. Turturro         Senior Vice President -            Qwest Communications
                             Network Construction,              International Inc.
                           Qwest Communications               1000 Qwest Tower
                             Corporation                      555 17th Street
                                                              Denver, CO  80202

                                  Sched. A - 2

Marc B. Weisberg      Senior Vice President -       Qwest Communications
                        Corporate Development         International Inc.
                      Qwest Communications          1000 Qwest Tower
                        Corporation                 555 17th Street
                                                    Denver, CO  80202

Larry Seese           Executive Vice President -    Qwest Communications
                        Network Engineering and       International Inc.
                        Operations,                 1000 Qwest Tower
                      Qwest Communications          555 17th Street
                        Corporation                 Denver, CO  80202

Brij Khandelwal       Executive Vice President      Qwest Communications
                        and Chief Information         International Inc.
                        Officer,                    1000 Qwest Tower
                      Qwest Communications          555 17th Street
                        Corporation                 Denver, CO  80202

Lewis O. Wilks        President - Business          Qwest Communications
                        Markets,                      International Inc.
                      Qwest Communications          1000 Qwest Tower
                        Corporation                 555 17th Street
                                                    Denver, CO  80202

Reynaldo U. Ortiz     Senior Vice President -       Qwest Communications
                        International,                International Inc.
                      Qwest Communications          1000 Qwest Tower
                        Corporation                 555 17th Street
                                                    Denver, CO  80202

Lawrence J. Bouman    Executive Vice President -    Qwest Communications
                        Product Development and     International Inc.
                        Multimedia Services,        1000 Qwest Tower
                       Qwest Communications         555 17th Street
                        Corporation                 Denver, CO  80202

Joseph A. Lawrence    Executive Vice President-     Qwest Communications
                        Corporate Development       International Inc.
                        and Chief Administrative    1000 Qwest Tower
                        Officer                     555 17th Street
                      Qwest Communications          Denver, CO  80202
                        Corporation

Thomas J. Matthews    Executive Vice President -    Qwest Communications
                        Human Resources,            International Inc.
                      Qwest Communications          1000 Qwest Tower
                        Corporation                 555 17th Street
                                                    Denver, CO  80202

John C. Taylor        Senior Vice President -       Qwest Communications
                        Consumer Markets,           International Inc.
                      Qwest Communications          1000 Qwest Tower
                        Corporation                 555 17th Street
                                                    Denver, CO  80202

John G. Musci         Senior Vice President -       Qwest Communications
                        Wholesale Switch            International Inc.
                        Services,                   1000 Qwest Tower
                      Qwest Communications          555 17th Street
                        Corporation                 Denver, CO  80202


                                  Sched. A - 3

Shaun Gilmore        Senior Vice President -            Qwest Communications
                       National Accounts                  International Inc.
                     Qwest Communications               1000 Qwest Tower
                       Corporation                      555 17th Street
                                                        Denver, CO  80202

James Garrettson     Senior Vice President -            Qwest Communications
                       Business Market Sales              International Inc.
                     Qwest Communications               1000 Qwest Tower
                       Corporation                      555 17th Street
                                                        Denver, CO  80202


                                  Sched. A - 4

2. QWEST SUBSIDIARY. Set forth below is the name and business address of each executive officer or director of Qwest Subsidiary. Each of such persons is a citizen of the United States of America.

DIRECTORS

                        PRINCIPAL OCCUPATION/
NAME                    TITLE                          ADDRESS
----                    ---------------------          -----------

Joseph P. Nacchio       President and CEO,             Qwest Communications
                        Qwest Communications             International Inc.
                          International Inc. and       1000 Qwest Tower
                        Qwest Communications           555 17th Street
                          Corporation                  Denver, CO  80202

Robert S. Woodruff      Executive Vice President -     Qwest Communications
                          Finance, CFO and               International Inc.
                          Treasurer,                   1000 Qwest Tower
                        Qwest Communications           555 17th Street
                          International Inc. and       Denver, CO  80202
                        Qwest Communications
                          Corporation


EXECUTIVE OFFICERS


                        PRINCIPAL OCCUPATION/
NAME                    TITLE                            ADDRESS
----                    ---------------------            -----------

Joseph P. Nacchio        President and Chief             Qwest Communications
                         Executive Officer                 International Inc.
                                                         1000 Qwest Tower
                                                         555 17th Street
                                                         Denver, CO  80202

Robert S. Woodruff       Executive Vice President,       Qwest Communications
                         Chief Financial Officer           International Inc.
                         and Treasurer                   1000 Qwest Tower
                                                         555 17th Street
                                                         Denver, CO  80202

Marc B. Weisberg         Vice President                  Qwest Communications
                                                           International Inc.
                                                         1000 Qwest Tower
                                                         555 17th Street
                                                         Denver, CO  80202

Joseph T. Garrity        Secretary                       Qwest Communications
                                                           International Inc.
                                                         1000 Qwest Tower
                                                         555 17th Street
                                                         Denver, CO  80202

Linnea M. Simons         Assistant Secretary             Qwest Communications
                                                           International Inc.
                                                         1000 Qwest Tower
                                                         555 17th Street
                                                         Denver, CO  80202


                                  Sched. A - 5

3. ANSCHUTZ COMPANY. Set forth below is the name and business address of each executive officer or director of Anschutz Company. Each of such persons is a citizen of the United States of America.


DIRECTORS

                       PRINCIPAL OCCUPATION/
NAME                   TITLE                        ADDRESS
----                   ----------------------       -------

Philip F. Anschutz     Chairman                     The Anschutz Corporation
                                                    2400 Qwest Tower
                                                    555 17th Street
                                                    Denver, CO  80202

Cannon Y. Harvey       President                    The Anschutz Corporation
                                                    2400 Qwest Tower
                                                    555 17th Street
                                                    Denver, CO  80202

Douglas L. Polson      Vice President - Finance     The Anschutz Corporation
                                                    2400 Qwest Tower
                                                    555 17th Street
                                                    Denver, CO  80202

Miles A. Williams      Executive Vice President     The Anschutz Corporation
                                                    2400 Qwest Tower
                                                    555 17th Street
                                                    Denver, CO  80202


EXECUTIVE OFFICERS

                       PRINCIPAL OCCUPATION/
NAME                   TITLE                        ADDRESS
----                   ----------------------       -------

Richard M. Jones       Vice President, General      The Anschutz Corporation
                       Counsel and Assistant        2400 Qwest Tower
                       Secretary                    555 17th Street
                                                    Denver, CO  80202

Craig D. Slater        Vice President               The Anschutz Corporation
                                                    2400 Qwest Tower
                                                    555 17th Street
                                                    Denver, CO  80202

Lynn T. Wood           Secretary                    The Anschutz Corporation
                                                    2400 Qwest Tower
                                                    555 17th Street
                                                    Denver, CO  80202

Thomas G. Kundert      Treasurer                    The Anschutz Corporation
                                                    2400 Qwest Tower
                                                    555 17th Street
                                                    Denver, CO  80202

                                  Sched. A - 6